The Roxbury Funds - 6/30/2015 Annual N-SAR
Exhibit 77I

      At a Special meeting of the Board of Trustees of The Roxbury Funds (the "Trust") held on June 29, 2015, the Board issued shares of beneficial interest in a new class of the Trust called the Hood River Small-Cap Growth Fund Investor Shares. Each share of beneficial interest mentioned in the preceding sentence has all the relative rights and preferences as set forth in the Declaration of Trust or any amendments thereto. A description of the Hood River Small-Cap Growth Fund Investor Shares is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement as filed with the SEC via EDGAR on May 22, 2015. (Accession No. 0001398344-15-003487).